Filed by Scient Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                         Subject Company:  iXL Enterprises, Inc.
                                                   Commission File No. 000-26167



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects ", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, iXL Enterprises and Scient Corporation will file a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention: Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

The following script was used by Scient Corporation and iXL Enterprises, Inc. in their joint conference call:


                           IXL/SCIENT CONFERENCE CALL
                             TUESDAY, JULY 31, 2001


Theresa Matacia: Thank you for joining us. Earlier today, we issued press releases providing information about Scient's pending merger of equals with iXL Enterprises, as well as information on each respective company's June quarter results.

We have with us executives from both iXL Enterprises and Scient.

From iXL, we have Bert Ellis, Chairman; Chris Formant, CEO; and Mike Casey, CFO. From Scient we have Bob Howe, Chairman and CEO; Steve Mucchetti, COO; and Michael Hand, Corporate Controller.

Before I begin, I would like to remind you that on today's call we will be providing forward looking statements...... (Safe harbor statement)......

I would now like to turn the call over to Bob Howe.





Bob Howe:

Thank you, Theresa.

Hello, everyone. I am very pleased to announce, per our joint news release, that iXL Enterprises and Scient have reached a definitive agreement to combine our two companies. And it is my pleasure to introduce to you the new Scient, which will be our operating name for the newly combined company and includes the red iXL "i" in the center of our name.

Earlier this morning, the senior management of iXL and Scient each briefed our teams on the transaction. We were just comparing notes on the response we received from our colleagues, and in both cases, the response was very positive.

Our colleagues immediately realized what we've known as we've been hammering out this deal over the past few weeks --- this merger makes real sense from a financial perspective, a strategic perspective and an operational perspective.

We are bringing together two outstanding firms to move our combined companies forward as one dynamic, fast-moving entity.

We believe that we can drive efficiencies and become profitable quickly. We anticipate the merger to close in the December quarter, and will move as quickly as possible to integrate.

We also believe the synergies between iXL and Scient provide a unique combination of strategic industry expertise and great, solutions-driven technology capabilities that combine world-class implementation skills with access to low-cost offshore resources.



Our new company will have a tightly-aligned management team. Chris Formant will lead us as CEO and Steve Mucchetti as COO. Mike Casey will become CFO of the newly combined company, I will serve as Chairman and Bert Ellis will become Vice chairman.

In a moment, we're going to let Chris and Steve review the strategic positioning and direction for the new company. They'll also cover our complementary capabilities and the efficiencies we expect to drive.

While we will talk in greater detail about our individual results for the quarter and the efficiencies we anticipate, on a combined basis for the quarter ended June 30, we generated revenue of $44 million and reduced our combined cash operating expenses from Q1 levels by $45 million.

We anticipate additional cost efficiencies in combining the two companies, which Mike Casey will address more specifically later. In addition, on a combined basis, we had over $140 million in cash at the end of the June quarter. So, we feel the combined company is much better positioned to succeed in today's economy.

As I said, we have a lot to cover this morning, including a review of our respective June quarter results.

Michael Hand will cover Scient's numbers and Mike Casey will review iXL's second quarter results. Then we'll go to Chris and Steve. Before all that, I'd like to invite Bert Ellis to say a few words. Bert...



Bert Ellis

Thanks, Bob and I likewise thank you all for joining us on this call.

As Bob said, we're fired up about today's announcement... our employees are excited... we have strong support from both Boards... and we believe our shareholders will be supportive, as well.

I'm sure it's apparent to everyone on this call that our industry has significant overcapacity and consolidation must happen.

As you also know from our previous public announcements, iXL and Scient have been reducing our workforces, closing offices, subleasing space, cutting costs where ever we could...

But you can't just keep cutting out infrastructure on your own. There is a floor.

Together, though, as one entity with substantial size and scale, there is tremendous opportunity for additional efficiencies in real estate, systems, G&A and other infrastructure.

We also will have the size and capability to begin growing again. We're moving as fast as applicable law will permit us in order to begin the integration. We can do that because this deal is very clean. No outstanding issues. No tie-ups. The "i"s have been dotted and "t"s have been crossed.

Our new senior management team has collectively resolved key issues. The new company, for example, will be headquartered in New York, where we have the largest combined base of employees.



This is a strong business combination; a true merger of equals, all terms have been worked out.

     o Under the terms of the agreement, iXL and Scient will each exchange all of their outstanding shares of common stock for

          50 percent of the newly-formed company. The new company will be called Scient.

     o The transaction will be accounted for as a purchase and is expected to be tax free to iXL and Scient shareholders. The definitive agreement has been approved by the Board of Directors of each company and is subject only to approval of shareholders and subject to customary closing conditions, including the expiration of customary Hart Scott Rodino Act waiting periods and SEC clearance. We expect the merger to close during the fourth quarter.

Both Boards are completely behind this transaction. We have received voting agreements to support the transaction from Scient and iXL shareholders representing approximately 34 percent of the shares outstanding of each company. We anticipate beginning our merger integration plans as soon as the Hart Scott Rodino waiting period expires.

When we have integrated the two companies, what will emerge is a very fast, very capable company.

As this is the earnings call, too, we're going to quickly run through both companies' results and then go to Chris and Steve for the vision of the new company.

First up is Michael Hand to cover Scient's results, then Mike Casey will go over iXL's numbers.

Michael Hand...

Michael Hand

Thank you, Bert. As you no doubt saw in our press release, Scient's revenue for the June quarter totaled $11.3 million - down 58% from the March quarter. In the quarter, Scient performed work for 26 clients: 16 existing clients and 10 new ones.

These numbers were impaired by the restructuring, which we announced last quarter and successfully completed. As you remember, this restructuring called for us to eliminate up to 850 positions. As of the July 20th announcement, we have eliminated 854 positions, so we are essentially done with our announced restructuring.

At the end of June, we had 510 colleagues with 399 billable colleagues and 111 non-billable colleagues. The July 20th actions will reduce this number by 74.

Let me turn to our bottom line. Scient reported a pro forma operating loss of $14.8 million for the June quarter, excluding restructuring and other non-cash charges. Pro forma earnings per share for the June quarter, excluding non-cash and restructuring charges, was a loss of $0.20.

With respect to our restructuring, we recorded a charge in the June quarter of $50.3 million ($57.5M in March) to provide for severance payments, surplus real estate and IT and office related assets. In the quarter, the cash portion of the restructuring charge totaled approximately $40 milllion.

Now turning to the balance sheet, Scient ended the quarter with $115 million in cash and cash equivalents. This is better than the $100-$110 million range we had anticipated.

Let me now hand the call over to Mike Casey, iXL's CFO, who will discuss IXL's second quarter results.


Mike Casey

Thank you.

As I hope you saw in our earnings release this morning, iXL reported revenue of $32.7 million for the second quarter ended June 30, 2001. Pro forma net loss was $9.8 million for the second quarter ended June 30, 2001. Revenue from our top 10 accounts remained stable from the first quarter. These accounts represented approximately 62% of our overall revenue for the quarter.

We ended the second quarter with total headcount of approximately 1,025 employees; approximately 780 of which are billable employees.

As part of a larger organizational announcement in May, iXL reduced our workforce by approximately 300 employees in the quarter, in response to general softness in the market and a decrease in our revenue. We recorded a restructuring charge of $24.8 million in the second quarter, primarily related to costs associated with office space and severance for positions eliminated.

Now let me talk about plans for the combined entity...

Given the current market conditions, our revenue visibility remains low and we will not be giving specific revenue guidance at this time.

However, while it's too early to tell, we are encouraged by some recent wins, which may indicate a stabilizing pipeline. We continue to work hard with our existing clients to increase our opportunities with them as well as pursue new Global 1000 accounts.

On the expense side, both Scient and iXL collectively have dramatically right-sized our businesses over the past several quarters, reducing our combined cash operating expenses from $228 million in the third quarter of 2000, when our businesses were peaking, to $71 million in the June quarter of 2001.



We made substantial progress in cutting our combined cash needs, and believe we can go further in this combination. We believe we can reduce our combined SG&A expense substantially, including significant real-estate savings, which we have analyzed as a collective team in detail.

We believe the liquidity and cash position of the combined organization will be more than adequate to achieve positive EBITDA following the implementation of anticipated synergies. On a combined basis, we began the quarter with over a $140 million of cash and cash equivalents and short-term investments.

Now let me turn the call to Chris Formant, iXL's CEO and Steve Mucchetti, Scient's COO...





Chris Formant.

Thanks, Mike.

[Steve: Good morning]

We believe the combination of Scient and iXL will create one of the truly great consulting firms in the world with a unique combination of resources, market focus and culture, unlike any other.

Our customer experience-driven approaches for B2C, B2B and B2E will bring a set of solutions and capability that we think no other firm can offer.

Although our market has been soft over the past year, last month IDC predicted that the pent-up eServices market will re-establish it's growth from $22 billion last year to $68 billion by 2005 and will be driven by Financial Services, Manufacturing and Retail industry spends. The new Scient is uniquely positioned to be a major beneficiary of this market expansion.

We believe this combination will give us a strong competitive advantage over many of our peers. The market is and will continue to demand a value-priced, integrated approach to complex needs which deliver measurable results. As a merged entity, we think we will be uniquely positioned to meet this need.

I also want to emphasize just how quickly and seamlessly our two companies have come together in our approaches -- both culturally and operationally -- to resolve all major issues.



Steve and I would like to walk through the four main synergies that make this merger so compelling: Business, Financial, Management and Viability.

First are the Business synergies, which bring together our complementary strategies and skills to directly address market needs.

Second are Financial synergies, which allow for a significantly lower cost structure, greater revenue growth and a faster path to EBITDA break even and positive earnings.

Third are the Management synergies where we can mutually leverage our complementary talent, compatible systems and culture, and

And most importantly, the Viability synergies -- which Steve will discuss -- will enable improved cash flow, the size and scale to reach critical mass for the combined enterprise, and the resolution of real estate issues.

Let me start first with the Business synergies. During our negotiations, there was an immediate recognition of our respective strengths and weaknesses.

Scient has an outstanding strategy capability, which is more developed than iXL's. Scient's current pipeline is filled with engagements that require the sophisticated diagnostics that clients need in order to drive results.

Scient has been working to develop solid, competitively-priced implementation capabilities to match their front-end expertise, and they saw the value of iXL's existing engineering capabilities in the U.S. and through their cost-effective off-shore resource partner, HPS.

In addition, iXL's high-quality technical development and implementation through our leading Alliances program was very attractive to Scient.

Together, we provide what the market wants:

- Scient's strategy through business/technical architectural design capabilities...

- A blending of our firms' engineering and user experience skills, as well as iXL's deep solutions, such as CXM.

- Moreover, we can draw upon iXL's on- and off-shore capabilities, as well as iXL's vendor alliance program.

Next are the Financial synergies, which are significant. We believe we can realize approximately $120 million of annualized savings principally from our combined SG&A costs based on the run rate for the second quarter. We expect the savings to come primarily from reductions in infrastructure costs such as systems, rent, G&A and other operating costs.

As Mike said, we also believe that, given the combined backlog of client work and the expectation of several new business opportunities closing in the third quarter, our revenue picture is stabilizing. Therefore, we project that we will achieve positive EBITDA effective with the full implementation of all synergies, which we will be moving to implement immediately.

For example, had we been combined in the second quarter, the companies would have shown, on a pro forma basis, positive EBITDA on $44 million of revenue versus an approximate $27 million loss, which was posted by the respective companies.

To be sure, our pro forma financial performance would have benefited further from improved utilization rates and revenue growth. We will need to proceed with the integration of the companies, of course, and will be in a better position to come back to you with more formal guidance after the third quarter.



On the Management side, I am even more optimistic. This merger gives Steve and me a star team which has had a great deal of success leveraging their matrix organizations and we will continue to go to market through four industry verticals - Financial Services, Retail and Consumer Goods,
Travel/Transportation and

Enterprise Services, which includes telecom, health care and manufacturing -- and we will continue to employ six functional Service Lines.

We have already made decisions on the leadership of those groups and feel very confident of our enhanced capabilities and experience.

As a combined entity, for example, we will have one of the most sophisticated Financial Services consulting and integration capabilities in the industry. I'd put our combined Financial Services client list and experience against anyone in the world and our strength will continue to grow. Today, we have a number of leading financial services clients, including J.P. MorganChase, Morgan Stanley and Lloyd's TSB to name a few.

Also, within each vertical, we will continue to drive world-class solutions, such as CXM, or Customer Experience Management; Digital Reengineering, B2E, Digital Video Solutions, Enterprise Web Enablement and User Experience.

Steve, do you want to cover Viability?



Steve:

Yes, Chris, thank you.

In short, we think this combination takes the viability question off the table. Each of the partners brings to the merger the financial and managerial strengths needed for the combined entity to survive and thrive. Again, as Mike Casey pointed out, the combined companies began the quarter with $140 million in cash.

iXL provides the new Scient with implementation expertise, industry-focused solutions, revenue and critical mass. Scient provides the new Scient with cost and mass advantages and intellectual capital, plus the cash needed to fuel growth. The combination, we believe, will provide cost savings from further consolidation and leveraging of infrastructure.

One of the outstanding issues for both companies has been real estate obligations. iXL has managed its way through those difficulties and resolved many lease-related issues. Together, as we attack Scient's real estate issues and move to consolidate offices, we will draw on iXL's experience in resolving these concerns.

As a combined company, we can use some of the space we might have had to abandon, and then selectively dispose of the space the new Scient can't use.

We have a plan to reduce these obligations significantly through consolidations, subleases and lease buyouts. We have had this plan independently confirmed, and together we will have greater flexibility to manage risk in key markets.

So, with Business, Financial, Management and Viability synergies, we believe the new Scient has the combination of skills, experience and capabilities to deliver the kind of impact and return on investment clients need. And the model that this new combination represents, we believe, will be the prototype for others to follow.


Chris:

Together, we're going to hit the market need dead center with deep Industry expertise; the dynamic integration of strategy, technology and User Experience; and a focus on specific solutions that deliver real results for clients at a very competitive price point.

Bob...?

Bob Howe

Thanks, Chris.

In sum, there are four reasons we are excited about the merger:

1.   The fit of the combined entity with market needs
2.   Financial strength, which increases our stability
3.   Management and cultural fit and how
4.   All these combine to make our firm more viable for the long term.

We have the team. We have the plan. And we feel confident that we can execute going forward.

Thank you and I would now like to open the call for questions.